CRI HOTEL INCOME PARTNERS, L.P.

11200 Rockville Pike, Ste. 500

Rockville, MD 20852

April 12, 2007

Dear Beneficial Assignee Certificate (“BAC”) Holder:

The General Partner of CRI Hotel Income Partners, L.P. (“CHIPs”) is responding to the offer dated April 2, 2007, made by affiliates of MacKenzie Patterson Fuller, LP (“MacKenzie”), to purchase your BACs in the CHIPs partnership. The General Partner recommends against tendering your BACs to MacKenzie based on the factors listed below:

The General Partner has declared a distribution of $0.25 per BAC to holders of record during the first quarter of 2007. If you tender your BACs to MacKenzie, MacKenzie will reduce its payment per BAC by the amount of the distribution. Therefore, the net price would be $12.25 per BAC.

The holders of CHIPs deserve to achieve the highest return on their investment. The MacKenzie tender offer is for $12.50 per BAC, but MacKenzie’s own liquidation analysis described in that solicitation estimates that the value is $16.42 per BAC. After careful consideration, the General Partner is advising CHIPs investors to reject the tender offer because the offer price is far lower than MacKenzie's own estimated liquidation value of the CHIPs assets, and the General Partner believes that current BAC holders could realize that difference in value themselves by choosing to hold the investment until the assets are liquidated in the next few years.

The CHIPs portfolio of Days Inn hotels is generating higher cash flow in 2007 than for the first three months of 2006.

The Clearwater Days Inn continues to recover from a slump in 2006 caused by the general downturn in the Florida tourism industry directly resulting from the aftermath of hurricanes that damaged the west coast of Florida.

The Minneapolis/University Days Inn continues to generate strong returns with occupancy averaging approximately 87% in 2005 and 2006 and steadily increasing room rates. In addition, the value of this hotel should be significantly enhanced upon completion in 2009 of a new University of Minnesota football stadium, seating 80,000 people, virtually next-door to the hotel.

The Roseville and Plymouth Days Inns continue the three-year trend of steadily increasing cash flow.

The lease on the Scottsdale Days Inn expires on December 31, 2008. Until then, CHIPs expects to receive net cash flow distributions from that hotel of between $300,000 and $400,000 annually.

As a result of the downturn in travel following the 9/11 attacks, during 2002 and 2003 aggregate cash flow of the hotels was not enough to fund hotel operations and pay the required debt service payments. As a result, Partnership reserves were severely eroded. During 2004 and 2005, as operations improved, the Partnership was able to replenish and increase its reserves. As of December 31, 2006, the Partnership maintained the sum of $1,566,548 in cash and cash equivalents.

The General Partner of CHIPs is currently soliciting proposals to refinance the mortgage debt when it matures on January 1, 2008. We believe that a refinancing at this time, rather than a sale of the hotels, is the most appropriate investment strategy. A refinancing will provide time to allow the operations of the Clearwater hotel to improve and the value of the University/Minneapolis hotel to be enhanced by the completion of the new football stadium. We will review sale opportunities for the portfolio of hotels in the next few years.

As noted above, the General Partner recommends that you do not tender your BACs to MacKenzie. The General Partner’s recommendation to reject the MacKenzie offer assumes that the BAC holders wish to hold their interests to achieve the maximum return on their investment. BAC Holders who hold their BACs until the Partnership’s liquidation will likely receive more than the amount of the MacKenzie offer. However, there can be no assurance that the sales of the Partnership’s assets will generate sufficient cash to achieve that valuation, although the General Partner intends to ensure that its Days Inn hotels are managed to produce larger cash flow distributions and greater asset values at liquidation in the next few years.

Please call the Partnership at 1-800-678-1116 if you have any questions regarding your CHIPs investment.

Sincerely,

CRICO Hotel Associates I, L.P., General Partner

By: C.R.I., Inc., its General Partner

/s/ William B. Dockser	/s/ H. William Willoughby
William B. Dockser	H. William Willoughby
Chairman of the Board	President